25003063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-69239 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III *

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 10 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14180 Dallas Parkway Ste. 350
(No. and Street)

| Dallas | TX | 75254 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Shane Mahmood | 214-217-7710 | smahmood@allcapcorp.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

| 800 Bonaventure Way, # 168, | Sugar Land | TX | 77479 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Shane Mahmood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ACC Securities, LLC, as of 2/17, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID M TIMM
Notary Public
STATE OF TEXAS
My Comm. Exp 03-23-25
Notary ID # 1228409-3

Signature:

Title:
CEO/CCO

Notary Public

SEC Mail Processing
MAR 10 2025
Washington, DC

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**ACC SECURITIES, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the year ended December 31, 2024**

The accompanying notes are an integral part of these financial statements.

**ACC SECURITIES, LLC**

Table of Contents



The accompanying notes are an integral part of these financial statements.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of ACC Securities, LLC,

**Opinion on the Financial Statements**

We have audited the accompanying statement of the financial condition of ACC Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACC Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of ACC Securities, LLC's management. Our responsibility is to express an opinion on ACC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of ACC Securities, LLC's financial statements. The supplemental information is the responsibility of ACC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as ACC Securities, LLC's auditor since 2018.

Sugar Land, Texas

February 17, 2025

ACC SECURITIES, LLC
Statement of Financial Condition
December 31, 2024

## Assets

| | | |
|---|---|---|
| Cash | $ | 21,544 |
| Prepaid Expenses | | 19 |
| Total Assets | $ | 21,563 |

## Liabilities and Members' Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 4,000 |
| Related party payable | | 702 |
| Total Liabilities | | 4,702 |
| Members' equity | | 16,861 |
| Total Liabilities and Members' Equity | $ | 21,563 |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2024

| | |
|---|---|
| Revenues | |
| Commission and fees | $ 0 |
| | 0 |
| Expenses | |
| Assessment and fees | 2,275 |
| Registration | 609 |
| Consulting | 4,491 |
| Insurance | 473 |
| Bank charges | 112 |
| Office expenses | 1,108 |
| Rent | 1,764 |
| Professional fees | 8,000 |
| Telephone | 156 |
| Utilities | 144 |
| Total Expenses | |
| Net Income (Loss) | $ (19,132) |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Balance at December 31, 2023** | $ | 10,993 |
| Member contributions in cash | | 25,000 |
| Member distributions in cash | | – |
| Net Income (Loss) | | (19,132) |
| **Balance at December 31, 2024** | **$** | **16,861** |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Income (Loss) | $ (19,132) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Change in operating assets and liabilities: | |
| Increase in related party payable | 0 |
| Decrease in prepaid expenses | 459 |
| Net cash provided (used) by operating activities | (18,673) |
| **Cash flows from investing activities** | |
| Net cash provided (used) by financing activities | – |
| **Cash flows from financing activities** | |
| Capital contributions | 25,000 |
| Capital distributions | – |
| Net cash provided (used) by financing activities | 25,000 |
| Net increase (decrease) in cash | $ 6,327 |
| Cash at beginning of year | $ 15,217 |
| Cash at end of year | $ 21,544 |
| **Supplemental schedule of cash flow information** | |
| Cash paid during the year for: | |
| Interest | $ – |
| Income taxes | $ – |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Notes to Financial Statements
December 31, 2023

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

**Organization**

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Allegiance M & A Capital, Inc (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

**Income Taxes**

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The Company has evaluated such implications for all open tax years and has determined there is no impact to the Company's financial statements as of December 31, 2023.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

**Revenue Recognition**

The Company earns selling commissions on the sale/placement of privately-held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

On December 31, 2024, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $702 which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated April 18, 2018. The Administrative Services and Expense Agreement provides for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $3,710 for these services for the year ended December 31, 2024.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2024, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2024, the Company had net capital of $16,842 and indebtedness of $4,702. The ratio of indebtedness expressed as a percent of net capital can be calculated as 27.92%.

Note 4 - Going Concern

The firm relies upon capital infusions, as necessary, from the parent entity. The parent has been in business for over 26 years and is solvent. The parent utilizes the services of the Company on an "as needed" basis. The firm has operated for several years in this manner.

Note 5 - Subsequent Events

The subsequent events for the Company have been evaluated by management through the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 6 - Commitment and Contingencies

The company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or future obligation.

The accompanying notes are an integral part of these financial statements.

Note 7 - Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

ACC Securities, LLC s engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, private placements. The Company has identified its President, Shane Mahmood as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 0% percent of its total revenue from a single external customer in 2024.

The Following table present the segment revenue and significant expenses for the year ended December 31, 2024.

| | 2024 |
|---|---|
| Revenue | $0 |
| Less: | |
| Employment Compensation and Benefits | $0 |
| Floor Brokerage, Exhange, and Clearnace fees | $0 |
| Technology and Communiations | $156 |
| Interest and Divisdends | $0 |
| Occupancy and equipment | $2,184 |
| Management fee and allocated comporated overhead | $0 |
| Other Expense | $16,792 |
| Providiosn for Income Taxas | $0 |
| Net income | ($19,132) |

Other expense Include depreciation and amortization, regulatory expense, legal and audit expenses and certain related party expenses.

ACC SECURITIES, LLC

The accompanying notes are an integral part of these financial statements.

The Following table present the other required segment disclsoure for the year ended December 31, 2024.

| | 2024 |
|---|---|
| **Other Segment Disclosures** | |
| Revenues from External Customers | $0 |
| Principle Transactions | $0 |
| Interest Revenue | $0 |
| Dividend Revenue | $0 |
| Other Income | $0 |
| Total Revenues | $0 |
| Interest Expense | $0 |
| Depreciation and Amortization | $0 |
| Noncash Financing activity-borrowing under secured demand note collateral agreements | $0 |
| Segment assets | $0 |
| Ependitures for segment assets. | $0 |

**Schedule I**

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total members' equity qualified for net capital | $ | 16,861 |
| Add: | | |
| Other deductions or allowable credits | | – |
| Total capital and allowable subordinated liabilities | | 16,861 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| CRD Account | | 19 |
| Net capital before haircuts on securities positions | | 16,842 |
| Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f) | | – |
| **Net Capital** | **$** | **16,842** |

**Aggregate Indebtedness (AI)**

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Accounts Payable | | 4,000 |
| Related party payables | | 702 |
| | $ | 4,702 |
| Total aggregated indebtedness | **$** | **4,702** |

The accompanying notes are an integral part of these financial statements.

**Schedule I (continued)**

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required (AI x 0.6667)) | $ 313 |
| Minimum net capital required of broker dealer | $ 5,000 |
| Net capital requirement (Greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum (NC – RNC) | $ 11,842 |
| Excess net capital at 1000% (NC – (.1 of AI) | $ 11,372 |
| Ratio: Aggregate indebtedness to net capital (AI/NC), expressed as a percentage | 27.92% |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**ACC Securities, LLC**
**Schedule II & III - Pursuant to SEA Rule 17a-5**

The accompanying notes are an integral part of these financial statements.

**of Securities and Exchange Act of 1934**
**December 31, 2024**

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

## SCHEDULE III
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2024

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule I 5c3-3 in reliance upon footnote 74 of SEC Release No. 14- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2024

The accompanying notes are an integral part of these financial statements.

Jennifer Wray CPA PLLC
*800 Bonaventure Way. Suite 168. Sugar Land, TX 77479*
*Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ACC Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which ACC Securities, LLC states that the Company is a registered broker-dealer subject to Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17F.R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or; (2) participating in distributions of securities ( other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3 throughout the most recent without exception. ACC Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
2/17/2025

# ACC Securities, LLC Exemption Report

**ACC Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

______________________
ACC Securities, LLC

I, Shane Mahmood, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ______________________
Title: Chief Executive Officer and Chief Compliance Officer

**01/31/2025**